FIRST AUSTRALIA FUND INC DFRN 14A
Filing Date: 3/24/99


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 TYPE:  DFRN 14A
 SEQUENCE:  1



                          SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by Registrant  [     ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[...] Preliminary Proxy Statement     [  ]  Confidential, For Use of the
                                            Commission Only (as
                                            permitted
                                            by Rule 14a-6(e)(2))

[ X ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12
                       FIRST AUSTRALIA FUND, INC.
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                   (Name of Registrant as Specified in its Charter)
                             Deep Discount Advisors, Inc.
------------------------------------------------------------------------

   (Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

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[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

          (1) Title of each class of securities to which transaction applies: _____________________________________________

          (2) Aggregate number of securities to which transaction applies: _____________________________________________

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                 ______________________________________________________
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 [   ]     Fee paid previously with preliminary materials.



[   ]   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the
offsetting fee was paid previously.   Identify the previous filing by
registration statement number, or the form or schedule and the date of
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       (1)   Amount previously paid:
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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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                    Deep Discount Advisors, Inc.
         One West Pack Square, Suite 777, Asheville, NC 28801 828-274-1863 Fax: 828-255-4834 E-mail: ddainc@msn.com


Dear Fellow Stockholders:

I am President of Deep Discount Advisors, Inc., and General Partner of Ron Olin Investment Management Company, both registered investment advisors, which are the Soliciting Shareholders ("Soliciting Shareholder") for this Proxy.

As long-term stockholders of The First Australia Fund, Inc. (the "Fund"), we are concerned about the persistent discount from net asset value per share ("NAV") at which shares of the Fund have traded. We are not professional arbitrageurs, "fund-busters," or raiders. We are fellow shareholders who believe in good corporate governance and in maximizing shareholder value.

To help give stockholders a stronger voice on matters affecting the value of their investments in the Fund at the 1999 Meeting of Stockholders, we intend to nominate five persons for election as directors of the Fund. The Fund will be nominating its own candidates for Directors as noted in the Fund's proxy. We also intend to introduce four proposals for action by stockholders. The meeting will be held on April 23, 1999.

The persons we intend to nominate for election as directors are: Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, William A. Clark, and Gerald Hellerman. Each is committed to exploring fully and implementing measures intended to increase the market price of your shares and to provide you the option of receiving full NAV for all your shares without discount. If elected, Messrs. Olin, Bradshaw, Bentz, Clark, and Hellerman would encourage the Board of Directors to consider and to implement a variety of actions designed to enhance stockholder value.

Some of these might include, but are not limited to:

 - Significant perpetual repurchases of shares in the market, which would have the effect of increasing NAV and the likely effect of reducing the discount;

 - Delivering NAV to those shareholders who want it as soon as is practical while minimizing the impact on those investors who may want to remain in a closed-end fund structure;

At the meeting, we will introduce for approval by stockholders the following proposals:

 - A resolution recommending that the Board provide shareholders the option of receiving full NAV for all their shares within two months;

 - A resolution stating that it would be in the best interests of the Fund and its stockholders for members of the Board not standing for election this year who oppose a commitment to deliver NAV within two months to resign;

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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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 -  A resolution terminating the management agreement between the Fund and
EquitiLink International Management Limited ("EquitiLink"), the Fund's manager;


 - A resolution recommending that the Board of Directors reimburse the Soliciting Shareholder for initial proxy communication costs limited to printing, mailing, distribution, and tabulation of this opposing proxy but not reimburse legal or solicitor costs.

A discussion of various issues, pro and con, related to the possible implementation of some of these resolutions is included in the proxy under the respective sections dealing with each proposal.

We believe that both the manager of the Fund, EquitiLink, and the Fund's Board of Directors have been unresponsive to the legitimate concerns of long-term stockholders about the discount. The distribution policy adopted by the Fund has not been adequate in dealing with the discount problem. Consequently, we believe that the only way to assure that stockholder interests are given primary consideration is through significant stockholder representation on the Board of Directors. We are not interested in competing for the Fund's management contract and would not agree to be the replacement for EquitiLink as manager if the Termination Proposal were passed.

Don't let the Fund's proxy confuse the issues for you. At the end of the Fund's fiscal year on 10/31/98, when the market price of the shares was $6.56, the shareholders had collectively made only about $19 million on their total investment of almost $166 million over thirteen years while paying out almost $35 million in advisory fees, director fees, underwriting fees and other expenses. As of 10/31/98 the net asset value of the shares was $8.25 and the market price was $6.56 per share, representing a discount of $1.69 per share or a +26% immediate gain to the shareholders if the discount were eliminated. The discounts continue to persist and to fluctuate. As recently as January 29, 1999, the discount was $2.11 per share, equivalent to a +31% gain if eliminated. On February 26, 1999, the discount of $1.61 represented a potential +22% gain. We believe that if we lose this proxy contest, the discounts may well return to the higher levels experienced earlier this year and last year.
We believe EquitiLink and the current Board are standing in the way of giving shareholders the option of realizing full value for all their shares. In our opinion, claims of recent improvement in the dismal long-term performance record and discussions of extensive credentials for Australian Directors are irrelevant if the shareholders have not made a decent return on their investment based on the market price of the shares.

Worse, this manager and these Directors conducted two rights offerings in the past that diluted net asset value, increased the supply of shares available for sale at a discount, and approximately doubled the fees paid to EquitiLink. Furthermore, last year these same people attempted to get the shareholders to amend the Articles of Incorporation of the Fund to add supermajority 75% vote requirements to approve certain business combinations, open-ending and shareholder investment proposals. Fortunately, shareholder opposition and uproar forced them to withdraw this egregious affront to shareholder rights.
As a further example of what the shareholders can expect, the Fund's proxy indicates that its expenses in excess of those normally expended in an election of Directors, including fees for attorneys, accountants, public relations, solicitors, advertising, printing, etc. are expected to aggregate approximately $775,000 of shareholders' money. In contrast, we intend to request shareholder approval for reimbursement of about $19,000 in costs to provide shareholders our proxy and give them a choice.

Please read between the lines before you vote on all the issues presented to you. By almost any objective standard, this has not been a good investment for shareholders but has been a great investment for EquitiLink. Effective methods of delivering net asset value to shareholders and enhancing the market value of the shares are likely to reduce the size of the fund and the corresponding management

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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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           fees.  EquitiLink has made a business decision concerning the balance between their well being and the well being of the shareholders. Shareholders need to do the same for themselves.

Our proposals are designed to deliver a wake-up call from the shareholders to the Board and EquitiLink. Our director nominees, if elected, will be relentless in working with the rest of the Board to implement the recommendations of the shareholders. Tell the Board you want the option to receive full net asset value for your shares within two months. Tell the Board you don't want Directors to remain who oppose the wishes of the shareholders. Tell EquitiLink that you don't want them to remain as your Advisor/Manager if the Directors won't give you an option to receive full value for your shares.

We do not intend to spend a lot of money on expensive lawyers, multiple mailings, and proxy solicitors who will call you on the telephone and try to influence or record your vote. Indeed, the Fund has indicated that they will spend our money, and yours, to do exactly that. They will make it as easy as possible for you to record your vote for management and the status quo. We believe the status quo is your enemy here. You have a chance to vote your own pocketbook. We represent substantial shareholder interests and, if you elect us, we will represent your interests as shareholders. Please vote and return the green proxy card.

Please read the attached Proxy Statement carefully. It contains additional information about the persons we plan to nominate for election as directors and the proposals we plan to introduce.


To enable us to vote your shares on these issues, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE PRE-PAID ENVELOPE THAT HAS BEEN PROVIDED. You may vote on all proposals contained in the Fund's [WHITE] proxy card by using the enclosed [GREEN] proxy card. Instructions for executing the [GREEN] proxy card are on the next page.

If you have already returned the [WHITE] proxy card sent to you by the Fund, you may revoke that proxy and vote for our nominees and proposals by marking, signing, dating, and mailing a later dated [GREEN] proxy card.

AFTER SUBMITTING A [GREEN] PROXY CARD, PLEASE DO NOT RETURN A [WHITE] PROXY CARD OR GIVE TELEPHONE AUTHORIZATION TO ANYONE (EVEN IF YOU ARE VOTING AGAINST THE NOMINEES NAMED IN THE FUND'S PROXY STATEMENT). DOING SO WILL REVOKE YOUR [GREEN] PROXY CARD.

If you have any questions, please call me at (828) 274-1863

Sincerely yours,



Ronald G. Olin



TO SUPPORT OUR EFFORTS TO ENHANCE STOCKHOLDER VALUE, PLEASE MARK, DATE, SIGN, AND RETURN THE ENCLOSED [GREEN] PROXY CARD USING THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.


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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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VOTING INFORMATION

The Fund's proxy materials also include proposals relating to the election of Directors and the ratification of the selection of the Fund's independent accountants. You may vote on all of the matters contained in the Fund's proxy statement by completing and returning the enclosed [GREEN] proxy card.

The Soliciting Shareholder is not making any recommendation as to how you should vote on ratification of the selection of the Fund's independent accountants.

A [GREEN] proxy card which is returned to the Soliciting Shareholder or its agent will be voted as you indicate on the card. If a [GREEN] proxy card is returned without indicating how to vote on a matter, your shares will be voted FOR the election of our nominees, FOR the proposal recommending that the Board provide shareholders the option of receiving full NAV for all their shares within two months, FOR the proposal recommending that members of the Board not standing for election this year who oppose a commitment to deliver NAV within two months resign, FOR the proposal recommending that the Board of Directors reimburse the Soliciting Shareholder for initial proxy communication costs limited to printing, mailing, distribution, and tabulation of this opposing proxy, and will ABSTAIN on the proposal to ratify the selection of the Fund's independent accountants. All other stockholder proposals contained in this proxy or introduced at the meeting for which you have not indicated your preference will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders in the sole judgement and opinion of the Soliciting Shareholder.

If you have already returned the [WHITE] proxy card that was sent to you by the Fund, you may revoke that proxy and vote for the Soliciting Shareholder's nominees and proposals by marking, signing, dating, and mailing a later dated [GREEN] proxy card.

Completing and returning a [WHITE] proxy card or giving telephone authorization to anyone, even to vote against the nominees named in the Fund's proxy statement, after you return the enclosed [GREEN] proxy card will revoke the proxy given in the [GREEN] card.

Therefore, DO NOT return a [WHITE] proxy card or give telephone authorization to anyone after returning the [GREEN] card, unless you wish to completely cancel ALL of your choices on the [GREEN] proxy card.


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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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                       PROXY STATEMENT IN OPPOSITION
    TO SOLICITATION BY THE BOARD OF DIRECTORS OF THE FIRST AUSTRALIA FUND, INC.

                      ANNUAL MEETING OF STOCKHOLDERS
                        To be held on April 23, 1999

This proxy statement and the enclosed [GREEN] proxy card are being furnished to holders of record on January 26, 1999 (the "Record Date") of shares of common stock, par value $.01 per share (the "Common Stock"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors, (the "Soliciting Shareholder"), in connection with the solicitation of proxies by the Soliciting Shareholder for use at the 1999 Annual Meeting of the Fund to be held on April 23, 1999, at the offices of Prudential Securities incorporated, One Seaport Plaza, 35th Floor, New York, New York, at 10:00 a.m., New York time. The Soliciting Shareholder is soliciting a proxy to vote your shares at the 1999 Annual Meeting of Stockholders of the Fund and at any and all adjournments or postponements of the meeting. The Fund has been properly notified of the Soliciting Shareholder's intent to solicit proxies on its own behalf, and the Soliciting Shareholder intends to send its opposing proxy to a sufficient number of the Fund's shareholders to pass all proposals.

This proxy statement and the enclosed [GREEN] proxy card are first being sent to stockholders of the Fund on or about April 5, 1999.

INTRODUCTION

There are two routine matters that the Fund has scheduled to be voted on at the meeting:

1.   The election of five persons to serve as directors of the Fund;

2. The ratification of the selection by the Board of Directors of PricewaterhouseCoopers LLP as the independent public accountants of the Fund for the fiscal year ending October 31, 1999.

With respect to these matters, the Soliciting Shareholder is soliciting a proxy to vote your shares:

 - IN FAVOR of the election of five persons whom the Soliciting Shareholder intends to nominate for election as directors of the Fund; and

the Soliciting Shareholder is making no recommendation on how shares should be voted on the ratification of the selection of the Fund's independent accountants and will ABSTAIN if no preference is indicated.

The Soliciting Shareholder is also soliciting your proxy to vote your shares on the following proposals, which it intends to introduce at the meeting:

3. A stockholder proposal terminating the management contract between the Fund and EquitiLink International Management Limited ("EquitiLink"), the Fund's manager;

4. A stockholder proposal recommending that the Board provide shareholders the option of receiving full NAV for all their shares within two months;

5. A stockholder proposal recommending that members of the Board not standing for election this year who oppose a commitment to deliver NAV within two months should resign; and

6. A stockholder proposal recommending that the Board of Directors reimburse the Soliciting Shareholder for initial proxy communication costs limited to printing, mailing, distribution, and tabulation of this opposing proxy.

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OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
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How Proxies Will Be Voted

All of the proposals scheduled by the Fund to be voted on at the meeting are included in the enclosed [GREEN] proxy card. If you wish to vote IN FAVOR of our nominees, and FOR any of the other proposals, you may do so by completing and returning a [GREEN] proxy card.

If you return a [GREEN] proxy card to the Soliciting Shareholder or its agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of our nominees, FOR the proposal recommending that the Board provide shareholders the option of receiving full NAV for all their shares within two months, FOR the proposal recommending that members of the Board not standing for election this year who oppose a commitment to deliver NAV within two months resign, and FOR the proposal recommending that the Board of Directors reimburse the Soliciting Shareholder for initial proxy communication costs limited to printing, mailing, distribution, and tabulation of this opposing proxy. If you do not indicate how to vote on the ratification of the selection of the Fund's independent auditors, your shares will be voted TO ABSTAIN on that matter. All other stockholder proposals contained in this proxy or introduced at the meeting, including the proposal to terminate the management contract, will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders, in the sole judgement and opinion of the Soliciting Shareholder. If you return a [GREEN] proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting and proposals of other stockholders.


Voting Requirements

Only stockholders of record on the Record Date are entitled to vote at the meeting. According to the Fund's proxy statement, there were 17,189,998 shares of Common Stock issued and outstanding on the Record Date. Holders of record on the Record Date will be entitled to cast one vote on each matter for each share of Common Stock held. Directors of the Fund are elected by a majority of the votes cast. Ratification of the selection of the Fund's independent auditors and approval of stockholder proposals numbered 4, 5, and 6 described in this proxy statement each require the affirmative vote of a majority of the shares voting on the matter. The Contract Termination Proposal, Proposal 3, requires the vote of a majority of the outstanding voting securities of the Fund, as defined by the Investment Company Act of 1940 (the "1940 Act"). This majority means the lesser of: (1) 67% or more of the Common Stock of the Fund present at the meeting, if the holders of more than 50% of the outstanding Common Stock are present or represented by proxy; or (2) more than 50% of the outstanding Common Stock.

In tallying stockholder votes, abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum is present for purposes of convening the meeting. Abstentions and broker non-votes will have the effect of a vote against the election of directors. The five nominees receiving the largest number of votes will be elected to serve as directors of the Fund. In addition, abstentions and broker non-votes are not considered votes "cast" and thus, will have no effect on any proposal other than the Contract Termination Proposal, Proposal 5, in which case they will have the same effect as "no" votes.

The presence, in person or by proxy, of the holders of more than 50% of the shares of Common Stock of the Fund entitled to vote at the meeting will constitute a quorum for the transaction of business. If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the stockholder proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The proxies may also propose an adjournment for other

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                                                                  reasons.  Any
adjournment will require the affirmative vote of a majority of those shares present at the meeting in person or by proxy. If an adjournment of the meeting is proposed, the persons named as proxies on the [GREEN] proxy card will vote for or against such adjournment in their discretion.

Revocation of Proxies

You may revoke any proxy you give to management or the Soliciting Shareholder at any time prior to its exercise in the following ways:

Deliver a written revocation of your proxy to the Secretary of the Fund;

Execute and deliver a later dated proxy to the Soliciting Shareholder or to the Fund or our respective agents; or

Vote in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.)

There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.



INFORMATION CONCERNING THE SOLICITING SHAREHOLDER

The beneficial shareholders making this solicitation are Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors. These companies presently manage investment portfolios having assets in excess of $180 million.

The address of the Soliciting Shareholder is One West Pack Square, Suite 777, Asheville, NC 28801.

As of the Record Date, the Soliciting Shareholder has the beneficial ownership of 839,489 shares of Common Stock of the Fund, held by principals and clients of the companies and representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Fund.

Exhibit 1 to this proxy statement contains a schedule showing the purchases and sales of Common Stock of the Fund by the Soliciting Shareholder within the past two years.

The Soliciting Shareholder has made the decision to seek Board representation after an extended period of unsatisfactory shareholder results. Moreover, it believes effective measures have not been taken by EquitiLink nor has there been effective direction by the current Board to deal with the persistent discount to NAV at which the Fund's shares trade on the open market.



REASONS FOR THE SOLICITATION

In our view, management has not taken meaningful steps to enhance stockholder value. For this reason, the Soliciting Shareholder is soliciting your vote to elect Messrs. Olin, Bradshaw, Bentz, Clark, and Hellerman to the Board of Directors and to approve various stockholder proposals, which it believes will enhance stockholder value.

The election of Messrs. Olin, Bradshaw, Bentz, Clark, and Hellerman as directors will provide stockholders with an independent voice on important matters affecting the Fund. Their election will give the Board a new perspective and will help assure that measures intended to benefit stockholders are more actively considered. The approval of various proposals will also further these goals to the extent that they may result in:

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 -  Delivering an option to shareholders to receive full net asset value for their shares;

 - Enhancing both net asset value and market value of the Fund's shares through aggressive, perpetual buybacks of shares in the market;

 - Implementation of new investment advisory arrangements with an investment advisor that is committed to enhancing value for stockholders; and

 - Greater stockholder guidance to the Board, enhancing its ability to act in the best interests of stockholders.

If you share these goals, we urge you to vote for our nominees and proposals, using the enclosed [GREEN] proxy card.



CERTAIN CONSIDERATIONS

In deciding whether to give the Soliciting Shareholder your proxy, you should consider the following information.

Even if its nominees are elected and its proposals are approved by stockholders, there can be no assurance that the full Board of Directors will take any actions that it may advocate or that such actions, if taken, will achieve their intended goals. Its nominees will, if elected, represent only five of the Fund's fourteen directors, absent the resignation of any Class I or Class III directors.

Implementation of certain Board actions may require stockholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by stockholders, may be associated with certain actions, including but not limited to those associated with holding a special meeting of stockholders.

The Soliciting Shareholder believes that all stockholders of the Fund will benefit if any actions taken to improve stockholder value or to reduce or eliminate the discount from NAV are successful. However, the Soliciting Shareholder is paid fees by its clients who hold shares of the Fund. These fees will be greater if the value of the Fund's shares increase and, in some cases, are based upon the performance of the client's account.

If the Contract Termination Proposal is approved, it will be necessary for the Fund to retain a new investment manager and obtain approval of an investment management agreement with the new manager by the Board of Directors of the Fund, including the vote of a majority of the directors who are not "interested persons" of the Fund as defined by the 1940 Act, and by stockholders of the Fund. No assurance can be given that a new manager will be identified or approved prior to the date as of which the management contract with EquitiLink International Management Limited terminates. In such event, the Fund might have to implement interim arrangements to assure continued management of the Fund's assets, which might require the issuance of an order by the Securities and Exchange Commission (and of which there can be no assurance). Alternatively, the Board of Directors or officers of the Fund would have to manage the Fund's investment portfolio.

Ron Olin and Deep Discount Advisors, Inc. are parties to a pending legal action involving a closed-end fund. These actions are described in Exhibit 2. In that action, the closed-end fund has alleged that the Soliciting Shareholder has violated certain provisions of the Federal securities laws in connection with the solicitation of proxies. Both Ron Olin and Deep Discount Advisors, Inc. vigorously denied the allegation and moved for dismissal. A dismissal has subsequently been agreed to by the parties and final details are in preparation.

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ELECTION OF DIRECTORS

At the meeting, stockholders will have the opportunity to elect five persons as directors of the Fund. The Fund currently has a total of fourteen directors, divided into three classes. There are presently five Class II directors, whose terms expire in 1999, five Class III directors, whose terms expire in 2000, and four Class I directors, whose terms expire in 2001. Each person elected as a director at the meeting will be a Class II director whose term will expire in 2002. The Fund will be nominating its own candidates for Directors as noted in the Fund's proxy.

The Soliciting Shareholder will nominate Messrs. Olin, Bradshaw, Bentz, Clark, and Hellerman for election as Class II directors of the Fund. Information about the nominees is as follows:


Name, Business Address       Age       Principal Business Occupations

Ronald G. Olin                53
One West Pack Square
Suite 777
Asheville, NC  28801                  Mr. Olin is President and Chief Executive
                                      Officer of Deep Discount Advisors, Inc.and
                                      General Partner of Ron Olin Investment
                                      Management Co.  Both firms are registered
                                      investment advisors specializing in
                                      investments in closed-end funds.   Prior
                                      to founding these investment management
                                      firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and D.O.D. He currently serves as Chairman of the Board of Clemente Global Growth Fund, a NYSE
                                      Traded closed-end fund with an
                                      internationally diversified portfolio, and as a Director on the Board of The Austria
                                      Fund, Inc., a NYSE-traded closed-end fund managed by Alliance Capital.

Number of Shares Owned Directly or
Indirectly As of January 26, 1999     300



Ralph W. Bradshaw           48
One West Pack Square
Suite 777
Asheville, NC  28801                  Mr. Bradshaw has served as Vice President
                                      and Secretary of Deep Discount Advisors,
                                      Inc., a registered investment advisor
                                      specializing in closed-end fund
                                      investments, for over five years. During that period he has also provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions.
                                      Mr. Bradshaw currently serves as a
                                      Director on the Boards of Clemente Global
                                      Growth Fund and The Austria Fund, both
                                      NYSE-traded closed-end funds.

Number of Shares Owned Directly or
Indirectly As of January 26, 1999     500

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Gary A. Bentz                 42
One West Pack Square
Suite 777
Asheville, NC  28801                 Mr. Bentz has served as Vice President and
                                     Chief Financial Officer of Deep Discount
                                     Advisors, Inc., a registered investment
                                     advisor specializing in closed-end fund
                                     investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Boards of Clemente Global
                                     Growth Fund and The Austria Fund, both
                                     NYSE-traded closed-end funds.


Number of Shares Owned Directly or
Indirectly As of January 26, 1999    615


William A. Clark              53
One West Pack Square
Suite 777
Asheville, NC  28801                 Since 1995 Mr. Clark has served as Director
                                     of Research for Deep Discount Advisors, a registered investment advisor specializing in closed-end fund investment, in addition to providing consulting services in closed
                                     -end fund portfolio management. Mr. Clark has served as an investment analyst and advisor to private clients for over 17 years. Before joining Deep Discount
                                     Advisors, Mr. Clark served in various
                                     managerial positions, and provided
                                     financial services to banks,
                                     telecommunications/software companies,
                                     private investors, and regional developers.
                                     During this period, he also served as CFO of a company in the energy related business. Mr. Clark currently serves as a Director on the Board of The Austria Fund,
                                     Inc., a  NYSE-traded closed-end fund.

Number of Shares Owned Directly or
Indirectly As of January 26, 1999    1,231


Gerald Hellerman              61
10965 Eight Bells Lane
Columbia, Maryland  21044            Since 1993, Mr. Hellerman has served as the
                                     managing director of Hellerman Associates, which provides financial consulting and litigation support services primarily in government related matters. From 1976 to 1993, Mr. Hellerman was the Chief Financial
                                     Analyst for the Antitrust Division of the United States Department of Justice. He is a Trustee of Third Trust, Third Avenue
                                     Value Fund, Third Avenue Small Cap Value
                                     Fund, Third Avenue High Yield Fund, and
                                     Third Avenue Real Estate Value Fund which are registered open-end investment companies. Mr. Hellerman currently serves as a Director on the Board of Clemente
                                     Global Growth Fund, a NYSE-traded closed
                                     -end fund with an internationally
                                     diversified portfolio.

Number of Shares Owned Directly or
Indirectly As of January 26, 1999    0

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------


Messrs. Olin, Bradshaw, Bentz, and Clark are affiliated with the company Deep Discount Advisors, Inc. and several of them serve on the Boards of Directors of other closed-end funds as noted in their biographical information.

As previously noted, Deep Discount Advisors and Ron Olin Investment Management Company are deemed to own beneficially 839,489 shares of Common Stock, representing approximately 4.9% of the shares outstanding on the Record Date, January 26, 1999.

Directors of the Fund who are not affiliated with EquitiLink International Management Limited receive an annual stipend for serving on the Board and its committees, an additional sum for each Board meeting which they attend, and reimbursement for out-of-pocket expenses in connection with their attendance at directors' meetings. According to the Fund's Proxy statement, Directors not affiliated with EquitiLink each received total compensation between $10,500 and $13,500 for the fiscal year ending October 31, 1998. The Fund does not pay any pension or other benefits to its directors.

Other than fees that may be payable by the Fund to its directors, none of the nominees named above has any arrangement or understanding with any person with respect to any future employment by the Fund or by any affiliate of the Fund.

The persons named as proxies in the enclosed [GREEN] proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the five nominees named above. Each nominee has consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

Information regarding the persons now serving as directors and officers of the Fund, and additional information regarding the Fund, is contained in the Fund's proxy statement.

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------


STOCKHOLDER PROPOSALS

The Soliciting Shareholder intends to introduce the following four proposals at the meeting:

PROPOSAL 3 - CONTRACT TERMINATION PROPOSAL

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for consideration by the stockholders:

 - RESOLVED: That the management contract between the Fund and EquitiLink International Management Limited be terminated within sixty (60) days as provided for in the Investment Company Act of 1940.


The Fund's reports indicate that through 10/31/98, when the market price of the shares was $6.56, the shareholders had collectively made only about $19 million on their investment over thirteen years while paying out almost $35 million in advisory fees, director fees, underwriting fees and other expenses. The shareholders paid in a total of about $166 million through the Fund's initial underwriting, subsequent rights offerings, and dividend reinvestment. They received $72 million in distributions and had an investment with a market value of only $113 million on 10/31/98. While it is not directly comparable to the Fund's shareholder results, the Morgan Stanley Total Return Index of Australian Securities increased from 227.2 in December 1985, shortly after the Fund's inception, to 1005.4 on at the end of October 1998. As of 10/31/98 the net asset value of the shares was $8.25, representing a discount of $1.69 per share or a +26% immediate gain to the shareholders if the discount were eliminated. The discounts continue to persist and to fluctuate. As recently as January 29, 1999, the discount was $2.11 per share, equivalent to a +31% gain if eliminated. On February 26, 1999, the discount of $1.61 represented a potential +22% gain. We believe that if we lose this proxy contest, the discounts may well return to the higher levels experienced earlier this year and last year. The Soliciting Shareholder believes that claims of recent improvement in the dismal long-term performance record and all the Australian investment experience in the world are irrelevant if the shareholders have not made a decent return on their investment based on the market price of the shares.

Shareholders who believe that EquitiLink, its management fees, and its influence on the Board are a large part of the problem in getting the Board to give shareholders the option of receiving full net asset value for their shares should consider voting in favor of this proposal. Moreover, if the Soliciting Shareholder is given sufficient discretionary voting authority on this proposal by virtue of shareholders returning the [GREEN] proxy with this proposal unmarked, it will determine at the time of the meeting whether or not termination of the EquitiLink contract, or the threat of it, combined with other actions taken or promised by EquitiLink and the Board, will be in the best interests of shareholders. The Soliciting Shareholder believes that a large discretionary vote on the [GREEN] proxy may give it the leverage to overcome a possible unwillingness of EquitiLink and the other Directors to follow shareholder direction on the other proposals.

If this proposal is approved by stockholders, the Fund's investment management agreement with EquitiLink International Management Limited will be required to be terminated. The Soliciting Shareholder believes that EquitiLink may be the primary impediment to allowing shareholders the option to receive full Net Asset Value (NAV) for their shares. Although passage of this proposal would not directly result in achieving this goal, it will encourage the Board of Directors to seek a new investment manager who is committed to enhancing stockholder value.

In the event this proposal is approved by stockholders, it will be necessary for the Board of Directors, including a majority of the directors who are not "interested persons" (as defined by the 1940 Act) of the Fund, to approve a management contract with a new investment manager to assure continuity of services to the Fund. This new management contract will also have to be approved by stockholders of the Fund prior to its effectiveness. If a new management contract is not approved by stockholders and directors and

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------

implemented prior to the effective date of the termination of the present management contract, it is possible that there will be a period of time during which the Fund will not have an independent manager responsible for the management and supervision of its investment portfolio.

PROPOSAL 4 - SHAREHOLDER OPTION TO RECEIVE FULL NET ASSET VALUE

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

 - RESOLVED: That the stockholders hereby recommend that the Board of Directors take whatever steps necessary to provide all shareholders the option of receiving full Net Asset Value (NAV) for their shares within two months (60 days) of the date of the 1999 Annual meeting.

Existing shareholders have endured a long-lasting and persistent discount in the market value of their shares. The Board has it within its power to provide shareholders the option of receiving full net asset value for their shares, less any associated costs, in a timely manner, without any further shareholder approvals. Open-ending the Fund is not required. Examples of how this recommendation could be implemented include having the Fund do a full tender offer for all its shares at NAV for cash or offering shareholders the option of receiving an in-kind, proportionate distribution of their share of the Fund's portfolio. Both techniques have been done successfully in the past by other closed-end funds. Any such undertaking could be designed to minimize the impact and costs to those shareholders wishing to retain the Fund's current structure. A decision to make an in-kind, proportionate distribution of the Fund's securities to shareholders who desire it could be accompanied by a facility to have those securities transferred into a liquidating trust so that they could be disposed of in an economical manner. This technique was used recently by another closed-end fund to avoid the inconveniences associated with disposing of small lots of foreign securities.

Such actions would likely require exemptive relief from the SEC to permit participation by those shareholders who own more than 5% of the Fund. A tender offer, which would require the liquidation of some portion of the Fund's portfolio could create tax liabilities for those remaining in the Fund. An in-kind distribution would not have tax consequences for those remaining in the Fund; those electing to take an in-kind distribution could have tax liabilities from the distribution. If the Fund becomes significantly smaller through one of these actions, it is possible that certain fixed expenses of the Fund would increase the expense ratio for remaining shareholders, although within certain limits we believe that much can be done to adjust fixed expenses to match the size of the Fund. Also, it is possible that if most of the shareholders elect to participate, the Fund may become so small that it is impractical to operate. As would be the case with massive redemptions after an open-ending or alternative measure, a merger or liquidation of the Fund might then become necessary. Finally, any measure designed to provide full NAV to shareholders, net of associated expenses, would be subject to the prevailing market conditions at the time the measure is implemented, consequently, actual NAV will be dependent on prevailing market conditions. If there are any securities held by the Fund which are highly illiquid, these may require a longer time to liquidate without adversely affecting the related market price of the security. It is also possible that certain strategies which might be adopted by the Fund to provide NAV to shareholders might require longer than sixty days in order to assure prudent financial management of the liquidation.

PROPOSAL 5 - RESIGNATION OF DIRECTORS OPPOSING SHAREHOLDER OPTION TO RECEIVE NET ASSET VALUE

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

 - RESOLVED: That it would be in the best interests of the Fund and its stockholders for all Directors not standing for election at the 1999 Annual Meeting who oppose the resolution to deliver full Net Asset Value (NAV) to all shareholders within 60 days of the date of the 1999 Annual Meeting to

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------

                                                                      resign,
and that the stockholders hereby recommend that such Directors resign their positions as Directors of the Fund.

Directors, no matter how long their list of credentials, need to be responsive to the wishes of the shareholders, even if it conflicts with the financial interests of the Fund manager and reduces the manager's fees.  Directors who
oppose an approved resolution of the shareholders and refuse to act on such a resolution should be held accountable to those shareholders and, in our opinion, should resign their position. Staggered Board terms make it possible for a majority of directors to ignore the shareholders for a period of time. Just because it is possible does not make it right, and the Soliciting Shareholder believes that those shareholders who desire the option of receiving full net asset value for their shares should speak out by voting for the above resolution.


PROPOSAL 6 - LIMITED REIMBURSEMENT OF CERTAIN EXPENSES OF THE SOLICITING SHAREHOLDER

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

 - RESOLVED: That the stockholders hereby recommend that the Board of Directors authorize and direct the officers of the Fund to reimburse the Soliciting Shareholder for such reasonable fees and expenses associated with the initial proxy communication, including only printing, mailing, distribution, and tabulating costs, but not including attorneys fees, legal fees, or other solicitation fees.

The Soliciting Shareholder believes that the election of its nominees as directors of the Fund and the approval of the stockholder proposals it intends to introduce will benefit the Fund and its stockholders. For this reason, it intends to seek reimbursement to the maximum extent permitted by law of the reasonable fees and expenses incurred in connection with providing these choices to shareholders and believes that reimbursement by the Fund would be appropriate. However, the Soliciting Shareholder does not believe that outside lawyer costs, hired solicitor costs, telephone solicitations, special overnight mailing costs, and various other expensive techniques often used in proxy contests should be paid for by shareholders. It is not right to charge the shareholders these costs whether they are incurred by the Soliciting Shareholder or whether they are incurred by the Fund in an attempt to entrench the incumbent manager or Board. The Soliciting Shareholder is also taking the position that it is possible that authorization of extraordinary solicitation expenses by an existing Board to entrench itself and the manager may be a violation of federal securities law.

The Fund opposes this limited reimbursement to the Soliciting Shareholder yet has indicated that "expenses related to the solicitation of security holders, in excess of those normally expended in an election of Directors, including fees for attorneys, accountants, public relations, solicitors, advertising, printing, transportation and other related expenses, are expected to aggregate approximately $775,000," and that these amounts will be paid by the shareholders. In contrast, the Soliciting Shareholder intends to bear its own attorney fees, legal fees, and extraordinary solicitation fees and is only requesting reimbursement of $19,000 or so for the costs of simply communicating these choices to shareholders. Shareholders should look closely at who is delivering value for their money and who has their best interests in mind.



PRINCIPAL HOLDERS OF VOTING SECURITIES

According to the Fund's proxy statement, the only person known by the Fund to be the beneficial owner of 5% or more of the Fund's shares is Mira, L.P., located at One Chase Manhattan Plaza, 42nd Floor, New York, NY 10005, which on February 26, 1999 filed a Schedule 13G indicating that as of such date it was the beneficial owner of 871,800 shares of the Fund, representing approximately 5.072% of the total shares outstanding.

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------

                             THE SOLICITATION

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (Soliciting Shareholder) are making this solicitation.

Banks, brokerage houses and other custodians, nominees, and fiduciaries will be requested to forward this proxy statement and the enclosed [GREEN] proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. The Soliciting Shareholder will reimburse these organizations for their reasonable out-of-pocket expenses.

The Soliciting Shareholder will bear all of the fees and expenses related to this proxy solicitation except to the extent that it seeks and obtains reimbursement. It intends to seek reimbursement of certain reasonable printing, mailing, distribution, and tabulating costs from the Fund and will propose at the meeting that stockholders authorize and direct such reimbursement. It is estimated that the total amount of fees and expenses, including lawyers and proxy advisors, will not exceed $70,000, of which none has been disbursed to date. However, it is estimated that the amount of limited reimbursement sought from the Fund will likely not exceed $19,000.

The Soliciting Shareholder is not and, within the past year, has not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Fund. In addition, there is no arrangement or understanding involving either the Soliciting Shareholder, or any associate which relates to future employment by the Fund or any future transaction with the Fund.

If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy, please contact the Soliciting Shareholder at 828-274-1863.



                           ADDITIONAL PROPOSALS

The Soliciting Shareholder knows of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Fund's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies on the enclosed [GREEN] proxy card to vote in accordance with their own best judgment on such matters.

The date by which a stockholder must submit a proposal to be presented at the 2000 Annual Meeting of Stockholders is set forth in the Fund's proxy statement.


Dated: March 24, 1999



EXHIBIT 1   Purchases and Sales of First Australia Fund Shares

SECURITIES OF THE FUND PURCHASED OR SOLD
WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

Except as disclosed in this proxy statement, neither Ronald G. Olin nor Deep Discount Advisors, Inc. nor Ron Olin Investment Management Company has, or had, any interest, direct or indirect, by security holdings or otherwise, in the Fund. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Fund by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company for accounts holding shares as to which they are deemed to be the beneficial owners (the "Accounts").

Some of the shares are held in margin accounts. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------
Date     Shares Purchased

3/24/97     -2359
3/27/97     -1059
4/22/97     -1000
4/29/97       300
5/14/97     -1589
6/11/97     -1165
6/30/97       500
9/30/97      -731
10/1/97      1231
10/9/97     -1589
10/14/97    -3076
10/24/97    -4600
10/29/97    -2200
11/11/97     7576
12/2/97     -6471
12/3/97     -4500
12/4/97     -4500
12/14/97      800
12/17/97     7000
12/18/97    10000
1/7/98       1059
1/8/98         36
1/15/98     -1400
1/20/98     20000
1/21/98      9900
1/22/98      8100
1/27/98      4000
1/29/98       500
2/6/98       6894
2/9/98       2000
2/10/98       233
2/17/98      6500
2/18/98      2100
2/19/98      9100
2/20/98      7100
2/24/98      4500
3/4/98       2400
3/16/98      7000
3/19/98      7000
4/14/98     -1589
5/5/98      -1900
6/16/98      -700
6/25/98     -1000
6/26/98     -1300
7/28/98      1059
7/29/98     -3180
7/30/98    -14509
7/31/98     -5000
8/5/98      -3600
8/6/98      -2712
8/10/98     -6360
8/12/98     -7206
8/14/98      -676
8/18/98    -17000
8/19/98    -13604
8/25/98     -1400
8/28/98     -1900
8/31/98     -8420
9/1/98    -105000
9/2/98      -8500
9/3/98      -5000
9/4/98     -16000
9/8/98     -12800
9/10/98     -3000
9/11/98     -9000
9/24/98     -1100
10/6/98     -2600
10/7/98     -2000
10/9/98     -4424
10/21/98    -1400
10/23/98    -2000
10/27/98    -1700
12/1/98     -2000
1/25/99      5000



EXHIBIT 2

PENDING LITIGATION INVOLVING THE SOLICITING SHAREHOLDER

The soliciting shareholder, and entities affiliated with it, are involved in the following pending litigation relating to closed-end funds. The litigation is pending in U.S. District Court for the Southern District of New York.

The Emerging Germany Fund Litigation

Ronald Olin and Deep Discount Advisors, Inc., of which Ronald Olin is President and Chief Executive Officer, are named defendants in a federal court action for injunctive relief filed on April 8, 1998 by The Emerging Germany Fund, Inc. ("FRG"). FRG filed this action immediately after canceling its 1998 annual meeting scheduled for April 27, 1998, and stated that it would not schedule an annual meeting until the litigation has been resolved.

Subsequently, a class action lawsuit was filed by a stockholder who demanded
that FRG reschedule its 1998 Annual Meeting.   Recently, FRG rescheduled and
held its 1998 Annual Meeting on January 26, 1999 and the shareholders approved a proposal initiated by the Fund to open-end. In its action, FRG alleges that the defendants solicited proxies in violation of Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with certain postings by Mr. Olin on an Internet bulletin board and engaged in a alleged scheme to force FRG to open-end. FRG also alleges that Mr.Olin, Deep Discount Advisors, Inc. and the three other defendants, Mr.Goldstein, and Opportunity Partners L.P., and Kimball & Winthrop, were a "group" within the meaning of Section 13(d) of the Williams Act, and had failed to file a Schedule 13D.

All defendants have moved to dismiss FRG's complaint. A dismissal has subsequently been agreed to by FRG with regard to the Soliciting Shareholder and final details are in preparation.

All of the above actions were filed in the Federal District Court , S.D.N.Y. Copies of all pleadings in the above actions are available upon request.

OPPOSING PROXY   1999      THE FIRST AUSTRALIA FUND,INC.
-------------------------------------------------------------------------------



                                PROXY CARD

                        PROXY SOLICITED IN OPPOSITION
            TO THE BOARD OF DIRECTORS OF THE FIRST AUSTRALIA FUND, INC.
      BY DEEP DISCOUNT ADVISORS, INC. AND RON OLIN INVESTMENT MANAGEMENT COMPANY

          ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 23, 1999

The undersigned hereby appoints Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of The First Australia Fund, Inc. (the "Fund") to be held on April 23, 1999, at the offices of the Prudential Securities Incorporated, One Seaport Plaza, 35th Floor, New York, New York , at 10:00 a.m., New York time, (the "Meeting"), and any adjournment(s) or postponement(s) thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [    ].)

1.   ELECTION OF DIRECTORS.
     Class Two Directors (term expires in 2002)

           RONALD G. OLIN
           RALPH W. BRADSHAW
           GARY A. BENTZ
           WILLIAM A. CLARK
           GERALD HELLERMAN

FOR ALL NOMINEES  [   ]      WITHHOLD  [   ]      FOR ALL EXCEPT  [   ]

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" ANY PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND STRIKE A LINE THROUGH THE NAME(S) OF THE NOMINEE(S). YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" THE ELECTION OF ALL NOMINEES


2. To ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as the Fund's independent public accountants for the year ending October 31, 1999:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER HAS NO RECOMMENDATION FOR PROPOSAL TWO (2), IF PROPOSAL TWO (2) IS LEFT BLANK, THE SOLICITING SHAREHOLDER WILL VOTE TO ABSTAIN.

3. Stockholder proposal providing that the advisory contract between the Fund and EquitiLink International Management Limited be terminated within sixty (60) days as provided for in the Investment Company Act of 1940:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

IF PROPOSAL THREE (3) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER

4. Stockholder proposal recommending that the Board of Directors take whatever steps necessary to provide all shareholders the option of receiving full Net Asset Value (NAV) for their shares within two months (60 days) of the date of the 1999 Annual meeting:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL FOUR

5. Stockholder proposal recommending that it would be in the best interests of the Fund and its stockholders for all Directors not standing for election at the 1999 Annual Meeting who oppose the resolution to deliver full Net Asset Value
(NAV) to all shareholders within 60 days of the date of the 1999 Annual Meeting to resign, and that the stockholders hereby recommend that such Directors resign their positions as Directors of the Fund:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL FIVE


6. Stockholder proposal recommending that the Board of Directors authorize and direct the officers of the Fund to reimburse the Soliciting Shareholder for such reasonable fees and expenses associated with the initial proxy communication, including only printing, mailing, distribution, and tabulating costs, but not including attorneys fees, legal fees, or other solicitation fees:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL SIX

IMPORTANT - - PLEASE SIGN AND DATE BELOW

SHARES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF THE ELECTION OF ALL NOMINEES NAMED ABOVE IN ITEM 1 AND "FOR" PROPOSALS 4, 5, AND 6 AND WILL ABSTAIN FROM VOTING ON PROPOSAL 2. ALL OTHER PROPOSALS, INCLUDING PROPOSAL 3, WILL BE VOTED BY THE SOLICITING SHAREHOLDER IN THE BEST INTERESTS OF STOCKHOLDERS AS DETERMINED BY THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER AT THE TIME OF THE MEETING. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT DATED MARCH 24, 1999, OF DEEP DISCOUNT ADVISORS, INC. THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF.

(IMPORTANT     -     PLEASE FILL IN DATE)

This proxy card is provided by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both beneficial shareholders of the Fund.

Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer.

If a partnership, please sign in partnership name by authorized person.

SIGNATURE(S)_____________________________________________Dated:_______________

Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and other signing in a representative capacity should include their names and the capacity in which they sign.


[SEPARATE CARD INSERT]

VOTE YOUR POCKETBOOK !

 - DEMAND THE OPTION TO RECEIVE FULL NET ASSET VALUE FOR YOUR 1st AUSTRALIA SHARES !

 -  ELECT DIRECTORS COMMITTED TO ELIMINATING THE DISCOUNT !

TO DO SO, YOU MUST RETURN THE [ GREEN ] PROXY CARD !